STRATEGIC INTERNET INVESTMENTS, INCORPORATED

24 FIRST AVENUE, P.O. BOX 918, KALISPELL, MT, 59903

December 18, 2014

Mr. Craig D. Wilson
Senior Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Wilson:

RE:	Strategic Internet Investments, Incorporated (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2013 File No. 033-28188

In response to your letter dated December 11, 2014, this letter is to confirm the Company has filed on EDGAR amended Form 10-K/Form10-Q certifications (Exhibit 31) for the applicable fiscal periods ended December 31, 2013, March 31, 2014, June 30, 2014, and September 30, 2014, as you requested.

The Company acknowledges as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Strategic Internet Investments, Incorporated

/s/ Abbas Salih
Abbas Salih
Director, CEO, CFO